Exhibit (a)(5)(iv)

Quilmes Industrial S.A.

84 Grand-Rue  •  Luxembourg
Tel: +352.473.885  •  Fax: +352.226.056

CONTACT:
Guillermo Zuzenberg
Quilmes Industrial S.A. (Quinsa)
+5411-4349-1846
FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL S.A. (QUINSA) ANNOUNCES THE EXPIRATION OF AMBEV’S VOLUNTARY OFFER TO PURCHASE ANY AND ALL OUTSTANDING SHARES OF QUINSA

Luxembourg, February 12, 2008 – Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”) was informed today that Companhia de Bebidas das Américas – AmBev (“AmBev”) has issued a press release announcing the expiration and results of the voluntary offer to purchase up to 5,483,950 Class A shares and up to 8,800,060 Class B shares (including Class B shares held as American Depositary Shares (“ADSs”)) of Quinsa, which represent the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) that are not owned by AmBev or its subsidiaries (the “Offer”).  The Offer expired at 5:00 p.m. New York City time (11:00 p.m. Luxembourg time) on Monday, February 11, 2008.

AmBev has announced that it has accepted for purchase the 3,136,001 Class A shares and 8,239,536.867 Class B shares (including 7,236,336.867 Class B shares held as ADSs) of Quinsa, representing 57% of the outstanding Class A shares and 94% of the outstanding Class B shares of Quinsa not owned by AmBev or its subsidiaries, that were validly tendered and not validly withdrawn in the Offer.

AmBev has announced that the settlement of the offer will occur on February 15, 2008, and that upon settlement of the Offer, AmBev’s voting interest in Quinsa will be 99.56% and its economic interest will be 99.26%.

Quinsa will file amendments to its Schedule 13E-3 and Schedule 14D-9, each relating to the Offer, with the U.S. Securities and Exchange Commission to report the results of the Offer.  These documents are available at http://www.sec.gov and

 http://www.quinsa.com and may be obtained free of charge at the registered office of Quinsa in Luxembourg at the address referred to above.

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls approximately 93% of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by AmBev.

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries.  Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay, and have a presence in Chile.  Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay the AmBev brands.  Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in both Argentina and Uruguay.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU).  Quinsa’s American Depositary Shares, representing the Company’s B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

ABOUT AMBEV

AmBev is the largest brewer in Brazil and in South America through its beer brands Skol, Brahma and Antarctica.  AmBev also produces and distributes soft drink brands such as Guaraná Antarctica, and has franchise agreements for Pepsi soft drinks, Gatorade and Lipton Ice Tea.  AmBev has been present in Argentina since 1993 through Brahma.